UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):                    N/A

PARKWAY PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

| Maryland | 1-11533 | 74-2123597 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification Number) |

One Jackson Place Suite 1000
188 East Capitol Street
P. O. Box 24647
Jackson, Mississippi  39225-4647
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code          (601) 948-4091

(Former name, former address and former fiscal year, if changed since last report)

**FORM 8-K**

**PARKWAY PROPERTIES, INC.**

**Item 5. Other Events.**

On December 20, 2001, Parkway Properties, Inc. ("Parkway") purchased the Bank of America Plaza (the "Nashville Purchase"), a 418,000 square foot office building in Nashville, Tennessee. Parkway acquired the Nashville Purchase for a purchase price of $30 million plus $1.5 million in closing costs and anticipated first year capital expenditures and leasing commissions. The purchase was funded with bank borrowings on a line of credit with J. P. Morgan Chase & Co. at a rate equal to the 30-day Libor rate plus 137.5 basis points and was 3.3125% at December 31, 2001.

The twenty-story office building, located in the Nashville central business district, was constructed in 1977 and subsequently renovated in 1995 and 1999. The property is currently 89% leased and has a rent roll that includes five creditworthy, stable tenants which account for 77% of the building's total rentable square footage. Bank of America is the largest single tenant occupying 180,333 square feet (43% of the rentable square footage) under a lease that expires in 2012. Other national building tenants include the Boult, Cummings law firm (24%), Ernst & Young LLP (6%), Chicago Title (2%) and New York Life (2%).

**Item 7.  Financial Statements and Exhibits.**

(a)   Financial Statements

The following audited financial statement of the Nashville Purchase for the year ended December 31, 2000 is attached hereto. Also included is the unaudited financial statement for the nine months ended September 30, 2001.

(b)   Pro Forma Consolidated Financial Statements

The following unaudited Pro Forma Consolidated Financial Statements of Parkway are attached hereto:

# Report of Independent Auditors

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of the Nashville Purchase for the year ended December 31, 2000. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the basis of accounting and accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form 8-K of Parkway Properties, Inc., as described in Note 2, and is not intended to be a complete presentation of the Nashville Purchase revenues and expenses.

In our opinion, the statement of rental revenue and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of the Nashville Purchase for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

We have compiled the accompanying statement of rental revenues and direct operating expenses of the Nashville Purchase for the nine months ended September 30, 2001 in accordance with the Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of a financial statement information that is the representation of management. We have not audited or reviewed the statement of rental revenues and direct operating expenses of the Nashville Purchase for the nine months ended September 30, 2001 and, accordingly, do not express an opinion or any other form of assurance on the statement.

Ernst & Young LLP

Jackson, Mississippi
December 19, 2001

### The Nashville Purchase

### Statements of Rental Revenues
### and Direct Operating Expenses

| | Year Ended December 31, 2000 | Nine Months Ended September 30, 2001 |
|---|---|---|
| | | (unaudited) |
| Rental revenue | | |
| Minimum rents | $5,429,700 | $3,707,002 |
| Reimbursed charges | 1,131,486 | 856,761 |
| Other income | 670,572 | 513,264 |
| | 7,231,758 | 5,077,027 |
| | | |
| Direct operating expenses | | |
| Utilities | 759,710 | 577,906 |
| Real estate taxes | 587,836 | 511,498 |
| Maintenance services and supplies | 182,217 | 111,886 |
| Janitorial services and supplies | 335,649 | 256,493 |
| Management fees | 235,000 | 166,591 |
| Salaries and wages | 658,957 | 504,877 |
| Administrative and miscellaneous expenses | 354,331 | 255,109 |
| | 3,113,700 | 2,384,360 |
| Excess of rental revenue over direct operating expenses | $4,118,058 | $2,692,667 |

See accompanying notes.

**The Nashville Purchase**

**Notes to Statements of Rental Revenues and Direct Operating Expenses**

**December 31, 2000**

## 1. Organization and Significant Accounting Policies

### Description of Property

On December 20, 2001, Parkway Properties, Inc. ("Parkway") purchased the fee simple interest in the Bank of America Plaza office building located at 414 Union Avenue in Nashville, Tennessee (the "Nashville Purchase") from an unrelated party. The Nashville Purchase contains approximately 418,000 (unaudited) net rentable square feet of office space.

### Rental Revenue

Minimum rents from leases are accounted for ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

The future minimum rents on the Nashville Purchase's non-cancelable operating leases at December 31, 2000 are as follows:

| Year | Amount |
|---|---|
| 2001 | $ 4,831,998 |
| 2002 | 4,636,131 |
| 2003 | 4,549,330 |
| 2004 | 3,479,314 |
| 2005 | 2,357,347 |
| Thereafter | 8,812,249 |
| | $28,666,369 |

The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

## 2. Basis of Accounting

The accompanying statement of rental revenues and direct operating expenses is presented on the accrual basis. The statement has been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statement excludes certain expenses not comparable to the proposed future operations of the Nashville Purchase such as depreciation and mortgage interest expense. Management is not aware of any material factors relating to the Nashville Purchase that would cause the reported financial information not to be necessarily indicative of future operating results.

**3. Management Fees**

Management fees of approximately 3.5% of revenues received from the operations of the Nashville Purchase were paid to an unrelated management company.

**PARKWAY PROPERTIES, INC.**

**Pro Forma Consolidated Financial Statements**
(Unaudited)


The following unaudited pro forma consolidated balance sheet as of September 30, 2001 and pro forma consolidated statements of income of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 2000 and nine months ended September 30, 2001 give effect to the Nashville Purchase and the Chicago Purchase as these terms are defined in the Notes to Pro Forma Unaudited Financial Statements. The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.

The pro forma consolidated balance sheet sets forth the effect of Parkway's Nashville Purchase, including the short-term bank borrowings, placement of non-recourse mortgage debt and the issuance of Series B Cumulative Convertible Preferred Stock ("Related Financings") as if they had been consummated on September 30, 2001.

The pro forma consolidated statements of income set forth the effects of the Nashville Purchase, the Chicago Purchase and Related Financings as if each had been consummated on January 1, 2000.

These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the Nashville Purchase, the Chicago Purchase and Related Financing had occurred on the date indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 2000.

# PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
## PRO FORMA CONSOLIDATED BALANCE SHEET
### September 30, 2001
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (1) | Parkway Pro Forma |
|---|---|---|---|
| | | (In thousands) | |
| **Assets** | | | |
| Real estate related investments: | | | |
| Office and parking properties | $832,958 | $31,500 | $864,458 |
| Accumulated depreciation | (73,690) | - | (73,690) |
| | 759,268 | 31,500 | 790,768 |
| Land held for sale | 3,733 | - | 3,733 |
| Note receivable from Moore Building Associates LP | 5,507 | - | 5,507 |
| Mortgage loans | 879 | - | 879 |
| Real estate partnership | 394 | - | 394 |
| | 769,781 | 31,500 | 801,281 |
| Interest, rents receivable and other assets | 29,634 | - | 29,634 |
| Cash and cash equivalents | 1,535 | - | 1,535 |
| | $800,950 | $31,500 | $832,450 |
| **Liabilities** | | | |
| Notes payable to banks | $ 67,427 | $31,500 | $ 98,927 |
| Mortgage notes payable without recourse | 322,869 | - | 322,869 |
| Accounts payable and other liabilities | 31,531 | - | 31,531 |
| | 421,827 | 31,500 | 453,327 |
| **Stockholders' Equity** | | | |
| 8.75% Series A Preferred stock, $.001 par value, 2,750,000 shares authorized and 2,650,000 shares issued and outstanding | 66,250 | - | 66,250 |
| 8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares issued and outstanding | 75,000 | - | 75,000 |
| Common stock, $.001 par value, 67,250,000 shares authorized, 9,272,181 shares issued and outstanding | 9 | - | 9 |
| Additional paid-in capital | 196,743 | - | 196,743 |
| Unearned compensation | (2,737) | - | (2,737) |
| Accumulated other comprehensive loss | (1,689) | - | (1,689) |
| Retained earnings | 45,547 | - | 45,547 |
| | 379,123 | - | 379,123 |
| | $800,950 | $31,500 | $832,450 |

See accompanying notes

8

**PARKWAY PROPERTIES, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2000**
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (3) | | Parkway Pro Forma |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **Revenues** | | | | |
| Income from office and parking properties | $118,970 | $ 29,124 | (a) | $148,094 |
| Dividend income | 1,205 | - | | 1,205 |
| Management company income | 922 | - | | 922 |
| Interest on note receivable from Moore Building Associates LP | 805 | - | | 805 |
| Incentive management fee from Moore Building Associates LP | 191 | - | | 191 |
| Interest on cash equivalents | 216 | - | | 216 |
| Interest on mortgage loans | 90 | - | | 90 |
| Deferred gains and other income | 125 | - | | 125 |
| | 122,524 | 29,124 | | 151,648 |
| **Expenses** | | | | |
| Office and parking properties: | | | | |
| Operating expense | 49,397 | 13,412 | (a) | 62,809 |
| Interest expense: | | | | |
| Contractual | 16,195 | 7,802 | (c) | 23,997 |
| Amortization of loan costs | 176 | - | | 176 |
| Depreciation and amortization | 19,651 | 4,973 | (a) | 24,624 |
| Operating expense for other real estate properties | 60 | - | | 60 |
| Interest expense on bank notes: | | | | |
| Contractual | 6,389 | 1,509 | (d) | 7,898 |
| Amortization of loan costs | 538 | - | | 538 |
| Management company expenses | 738 | - | | 738 |
| General and administrative | 3,951 | - | | 3,951 |
| | 97,095 | 27,696 | | 124,791 |
| **Income before gains and minority interest** | 25,429 | 1,428 | | 26,857 |
| Gains on sales of real estate held for sale and real estate equity securities | 9,471 | - | | 9,471 |
| Minority interest - unit holders | (4) | - | | (4) |
| **Net income** | 34,896 | 1,428 | | 36,324 |
| Change in unrealized gain on real estate equity securities | 821 | - | | 821 |
| **Comprehensive income** | $ 35,717 | $ 1,428 | | $ 37,145 |
| **Net income available to common stockholders:** | | | | |
| Net income | $ 34,896 | $ 1,428 | | $ 36,324 |
| Dividends on preferred stock | 5,797 | - | | 5,797 |
| Dividends on convertible preferred stock | - | 4,681 | | 4,681 |
| **Net income available to common stockholders** | $ 29,099 | $(3,253) | | $ 25,846 |
| **Net income per common share:** | | | | |
| Basic | $    2.96 | - | | $    2.63 |
| Diluted | $    2.93 | - | | $    2.60 |
| **Dividends per common share** | $    2.12 | - | | $    2.12 |
| **Weighted average shares outstanding:** | | | | |
| Basic | 9,825 | - | | 9,825 |
| Diluted | 9,926 | - | | 9,926 |

See accompanying notes.

**PARKWAY PROPERTIES, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED STATEMENT OF INCOME**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001**
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (3) | | Parkway Pro Forma |
|---|---|---|---|---|
| | | (In thousands, except per share data) | | |
| **Revenues** | | | | |
| Income from office and parking properties | $97,674 | $18,333 | (b) | $116,007 |
| Dividend income | 495 | - | | 495 |
| Management company income | 624 | - | | 624 |
| Interest on note receivable from Moore Building Associates LP | 642 | - | | 642 |
| Incentive management fee from Moore Building Associates LP | 181 | - | | 181 |
| Interest on cash equivalents | 92 | - | | 92 |
| Interest on mortgage loans | 67 | - | | 67 |
| Deferred gains and other income | 79 | - | | 79 |
| | 99,854 | 18,333 | | 118,187 |
| **Expenses** | | | | |
| Office and parking properties: | | | | |
| Operating expense | 40,998 | 8,886 | (b) | 49,884 |
| Interest expense: | | | | |
| Contractual | 14,500 | 3,772 | (c) | 18,272 |
| Amortization of loan costs | 170 | - | | 170 |
| Depreciation and amortization | 16,916 | 2,670 | (d) | 19,586 |
| Operating expense for other real estate properties | 27 | - | | 27 |
| Interest expense on bank notes: | | | | |
| Contractual | 3,555 | 1,004 | (d) | 4,559 |
| Amortization of loan costs | 499 | - | | 499 |
| Management company expenses | 212 | - | | 212 |
| General and administrative | 3,511 | - | | 3,511 |
| | 80,388 | 16,332 | | 96,720 |
| **Income before gains and minority interest** | 19,466 | 2,001 | | 21,467 |
| Net gains on real estate held for sale, office properties | | | | |
| and real estate equity securities | 1,611 | - | | 1,611 |
| Minority interest - unit holders | (2) | - | | (2) |
| **Net income** | 21,075 | 2,001 | | 23,076 |
| Change in unrealized gain on real estate equity securities | (821) | - | | (821) |
| Change in market value of interest rate swap | (1,689) | - | | (1,689) |
| **Comprehensive income** | $18,565 | $ 2,001 | | $20,566 |
| **Net income available to common stockholders:** | | | | |
| Net income | $21,075 | 2,001 | | $23,076 |
| Dividends on preferred stock | 4,348 | - | | 4,348 |
| Dividends on convertible preferred stock | 1,684 | 1,826 | | 3,510 |
| **Net income available to common stockholders** | $15,043 | $ 175 | | $15,218 |
| **Net income per common share:** | | | | |
| Basic | $ 1.61 | - | | $ 1.62 |
| Diluted | $ 1.59 | - | | $ 1.61 |
| **Dividends per common share** | $ 1.82 | - | | $ 1.82 |
| **Weighted average shares outstanding:** | | | | |
| Basic | 9,369 | - | | 9,369 |
| Diluted | 9,472 | - | | 9,472 |

See accompanying notes.

**PARKWAY PROPERTIES, INC.**
**Notes to Pro Forma Consolidated Financial Statements**
(Unaudited)

1.    On December 20, 2001, the Company purchased the fee simple interest in the Bank of America office building located at 414 Union Avenue (the "Nashville Purchase") in Nashville, Tennessee for $30,000,000. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be approximately $31,500,000.

2.    On June 22, 2001, the Company purchased the fee simple interest in an office building located at 233 North Michigan Avenue and an adjacent four-level structured parking garage (the "Chicago Purchase") in Chicago, Illinois for $173,500,000. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions are expected to be approximately $175,050,000.

3.    The pro forma adjustments to the Consolidated Statement of Income for the year ended December 31, 2000 and nine months ended September 30, 2001 set forth the effects of the Nashville Purchase and the Chicago Purchase as if each had been consummated on January 1, 2000.

These pro forma adjustments are detailed below for the year ended December 31, 2000 and nine months ended September 30, 2001.

The effect on income and expenses from real estate properties due to the above purchases is as follows:

 (a)  For the year ended December 31, 2000:

| | Revenue | Expenses | |
| --- | --- | --- | --- |
| | Income From | Real Estate Owned | |
| | Real Estate Properties | Operating Expense | Depreciation Expense |
| Nashville Purchase | $ 7,232,000 | $ 3,114,000 | $  709,000 |
| Chicago Purchase | 21,892,000 | 10,298,000 | 4,264,000 |
| | $29,124,000 | $13,412,000 | $4,973,000 |

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

 (b)  For the nine months ended September 30, 2001:

| | Revenue | Expenses | |
| --- | --- | --- | --- |
| | Income From | Real Estate Owned | |
| | Real Estate Properties | Operating Expense | Depreciation Expense |
| Nashville Purchase | $ 5,077,000 | $2,384,000 | $  531,000 |
| Chicago Purchase | 13,256,000 | 6,502,000 | 2,139,000 |
| | $18,333,000 | $8,886,000 | $2,670,000 |

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(c)  Pro forma interest expense on real estate owned reflects interest on the non-recourse debt placed upon purchase at the actual amount and rate as if placed January 1, 2000 and is detailed below.

| Property/Placement Date/Rate | Debt | Year Ended 12/31/00 | Nine Months Ended 09/30/01 |
|---|---|---|---|
| Chicago Purchase 6/01   7.36% | $106,000,000 | $7,802,000 | $3,772,000 |

(d)  The pro forma effect of the Nashville Purchase and the Chicago Purchase on interest expense on notes payable to banks was $1,509,000 for the year ended December 31, 2000 and $1,004,000 for the nine months ended September 30, 2001.

(e)  The pro forma effect of the issuance of 1,603,499 shares of 8.34% Series B Cumulative Convertible Preferred stock on dividends on preferred stock was $4,681,000 for the year ended December 31, 2000 and $1,826,000 for the nine months ended September 30, 2001.

4.     The pro forma net income per share for the year ended December 31, 2000 and the nine months ended September 30, 2001 reflect the issuance of 1,603,499 shares of 8.34% Series B Cumulative Convertible Preferred stock in connection with the Chicago Purchase.

5.     No additional income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.

6.     Diluted net income per share for the year ended December 31, 2000 and nine months ended September 30, 2001 were $2.93 and $1.59, respectively, based on diluted weighted average shares outstanding of 9,926,000 and 9,472,000, respectively.

Pro Forma diluted net income per share for the year ended December 31, 2000 and the nine months ended September 30, 2001 were $2.60 and $1.61, respectively, based on pro forma diluted weighted average shares outstanding of 9,926,000 and 9,472,000, respectively.

## FORM 8-K

## PARKWAY PROPERTIES, INC.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:   January 28, 2002                                    PARKWAY PROPERTIES, INC.

BY:     /s/ Mandy M. Montgomery
        Mandy M. Montgomery, CPA
        Controller

        /s/ Regina P. Shows
        Regina P. Shows, CPA
        Chief Accounting Officer